UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Arch Capital Group Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G0450A105
(CUSIP Number)

Nancy E. Barton, Esq., General Electric Capital Corporation, 260 Long Ridge Road,
Stamford, Connecticut 06927
Michael M. Pastore, GE Asset Management Incorporated,
3003 Summer Street, Stamford, Connecticut 06905
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0450A105	Page 2 of 39 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above Person Insurance Private Equity Investors, L.L.C. I.R.S.#

2.	Check the Appropriate Box of a Member of a Group*	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,642,943 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,642,943

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,642,943

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 3.96% (4.76% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2))

14.	Type of Reporting Person* OO

SCHEDULE 13D

CUSIP No. G0450A105	Page 3 of 39 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above Person General Electric Pension Trust I.R.S.#14-6015763

2.	Check the Appropriate Box of a Member of a Group*	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,642,943 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,642,943

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,642,943

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 3.96% (4.76% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2))

14.	Type of Reporting Person* EP

SCHEDULE 13D

CUSIP No. G0450A105	Page 4 of 39 Pages

1.
Name of Reporting Person SS. or I.R.S. Identification No. of Above Person

GE Asset Management Incorporated as Manager of Insurance Private Equity Investors, L.L.C. and as Investment Manager of GEPT (as defined below)
I.R.S. #06-1238874

2.	Check the Appropriate Box of a Member of a Group*	(a) ☐ (b) ☒

3.	Sec Use Only

4.	Source Of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,642,943 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,642,943

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,642,943

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 3.96% (4.76% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* IA, CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 5 of 39 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of Above Person General Electric Company I.R.S. #14-0689340

2.	Check the Appropriate Box of a Member of a Group*	(a) ☐ (b) ☒

3.	Sec Use Only

4.	Source Of Funds* Not Applicable

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power Disclaimed (see 11 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power Disclaimed (see 11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership of all shares disclaimed by General Electric Company.

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* Disclaimed (see 11 above)	☒

13.	Percent of Class Represented by Amount in Row (11) Not applicable (see 11 above)

14.	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 6 of 39 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of Above Person Orbital Holdings, Ltd. I.R.S. #

2.	Check the Appropriate Box of a Member of a Group*	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 528,591 9. Sole Dispositive Power 0 10. Shared Dispositive Power 528,591

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,591

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) .8% (4.76% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 7 of 39 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of Above Person GE Capital Equity Investments, Ltd. I.R.S. #

2.	Check the Appropriate Box of a Member of a Group*	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 528,591 9. Sole Dispositive Power 0 10. Shared Dispositive Power 528,591

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,591

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) .8% (4.76% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 8 of 39 Pages

1.	Name of Reporting Person SS. or I.R.S. Identification No. of Above Person General Electric Capital Corporation I.R.S. #13-1500700

2.	Check the Appropriate Box of a Member of a Group*	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 528,591 9. Sole Dispositive Power 0 10. Shared Dispositive Power 528,591

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,591

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) .8% (4.76% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14.	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 9 of 39 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above Person General Electric Capital Services, Inc. I.R.S.#06-1109503

2.	Check the Appropriate Box of a Member of a Group*	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power Disclaimed (see 11 below) 8. Shared Voting Power 0 9. Sole Dispositive Power Disclaimed (see 11 below) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒Disclaimed (see 11 above)	☐

13.	Percent of Class Represented by Amount in Row (11) Not applicable (see 11 above)

14.	Type of Reporting Person* CO

Reference is made to the Statement on Schedule 13D (the “Schedule 13D”) filed on December 30, 2001 on behalf of General Electric Company, a New York corporation (“GE”), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”), General Electric Pension Trust, a New York common law trust (“GEPT”), Insurance Private Equity Investors, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of GEPT (“Insurance”), General Electric Capital Services, Inc., a Delaware corporation and directly or indirectly 100% owned by GE (“GECS”), General Electric Capital Corporation, a Delaware corporation and a wholly owned subsidiary of GECS (“GECC”), GE Capital Equity Investments, Ltd., a Cayman Islands corporation and a wholly owned subsidiary of GECC (“GECEI”) and Orbital Holdings, Ltd. a Cayman Islands corporation and a wholly owned subsidiary of GECEI (“Orbital”). GE, GEAM, GEPT, Insurance, GECS, GECC, GECEI and Orbital are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”. Insurance, GEPT, GEAM, Orbital, GECEI, GECC and GECS each expressly disclaim that they are members of a “group”. GECS disclaims beneficial ownership of all shares held by GECC and its subsidiaries. GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group”. All capitalized terms used without definition in this Amendment No.1 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 30, 2001, attached hereto as Schedule I.

Item 3.     Source and Amount of Funds and Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following new paragraphs immediately at the end thereof:

“On July 23, 2002, in connection with a post-closing audit under the Subscription Agreement, an additional 57,378 Preference Shares were issued to Insurance and an additional 11,475 Preference Shares were issued to Orbital.

On September 19, 2002, Insurance and Orbital exercised their Warrants in full. The funds used by each Investor to fund the exercise of the Warrants were obtained from the working capital of such Investor. The amounts paid by each Investor in connection with the exercise of the Warrants are set forth below.

Investor	Amount
Insurance	$4,947,940
Orbital	$989,580
Total	$5,937,520

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“ (a)  Each of Insurance, GEPT and GEAM beneficially owns 2,642,943 Common Shares, representing 3.96%[1] of the Common Shares. Each of Orbital, GECEI and GECC beneficially owns 528,591 Common Shares representing .8%[2] of the Common Shares. Insurance, GEPT, GEAM, Orbital, GECEI, GECC and GECS each expressly disclaim that they are members of a “group” as such term is used in Section 13(d)(3) of the Exchange Act. If all of the Reporting Persons’ Common Shares were aggregated, the Reporting Persons would beneficially own 2,874,658 Common Shares representing 4.76%[3] of the Common Shares.

(b)  Insurance, GEAM and GEPT share the power to vote or direct the vote and power to dispose or direct the disposition of, 2,642,943 Common Shares, subject to the restrictions on voting described in Item 6 below. Orbital, GECEI and GECC share the power to vote or direct the vote and power to dispose or direct the disposition of, 528,591 Common Shares, subject to the restrictions on voting described in Item 6 below. Both GE and GECS disclaim any voting or dispositive power over the shares beneficially owned by GEPT, GEAM, Insurance, Orbital, GECC or GECEI.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

(c)  No Reporting Person nor to the best knowledge of each Reporting Person, any person identified in Schedules II through VIII, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

(d)  No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

(e)  The Reporting Persons cease to be the beneficial owner of more than 5% of the Common Shares of the Issuer effective September 19, 2002.”

Item 7.     Materials to Be Filed as Exhibits

All exhibits to Schedule 13D are hereby incorporated by reference.

1
This percentage is based on 66,720,218 Common Shares outstanding, calculated by combining the 64,324,672 outstanding Common Shares as of September 19, 2002 with 2,395,546 Common Shares that Insurance will receive on conversion of the Preference Shares.

2
This percentage is based on 64,803,784 Common Shares outstanding, calculated by combining the 64,324,672 outstanding Common Shares with 479,112 Common Shares that Orbital will receive on conversion of the Preference Shares.

3
This percentage is based on 67,199,330 Common Shares outstanding, calculated by combining the 64,324,672 outstanding Common Shares with 2,874,658 Common Shares that the Reporting Persons will receive on conversion of the Preference Shares.

Schedule II, III, IV, V, VI, VII, and VIII.

Schedules II, III, IV, V, VI, VII and VIII to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 3, 2002

INSURANCE PRIVATE EQUITY INVESTORS, L.L.C.

By:	GE Asset Management Incorporated, its Manager

By:	/s/ MICHAEL M. PASTORE
Michael M. Pastore Vice President

GENERAL ELECTRIC PENSION TRUST

By:	GE Asset Management Incorporated, its Investment Manager

By:	/s/ MICHAEL M. PASTORE
Michael M. Pastore Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ MICHAEL M. PASTORE
Michael M. Pastore Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ JOHN H. MYERS
John H. Myers Vice President

ORBITAL HOLDINGS, LTD.

By:	/s/ BARBARA J. GOULD
Barbara J. Gould Director

:

GE CAPITAL EQUITY INVESTMENTS, LTD.

By:	/s/ JONATHAN K. SPROLE
Jonathan K. Sprole Managing Director

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ JONATHAN K. SPROLE
Jonathan K. Sprole Department Operations Manager

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ JONATHAN K. SPROLE
Jonathan K. Sprole Attorney-in-Fact

Schedule II

General Electric Pension Trust

The business address of each of the persons listed below is 3003 Summer Street, Stamford, Connecticut 06905.

Trustees	Present Principal Occupation
Eugene K. Bolton	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, Chairman of the Board and President GEAM and Trustee of GEPT

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President—Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of All Trustees

U.S.A.

Schedule III

Insurance Private Equity Investors, L.L.C.

The Manager of Insurance Private Equity Investors, L.L.C. is GE Asset Management Incorporated (a Delaware corporation). Its principal place of business is 3003 Summer Street, Stamford, Connecticut 06905.

The names and principal occupations of the officers of Insurance Private Equity Investors, L.L.C. are as follows:

Donald W. Torey	President

James M. Mara	Executive Vice President

David W. Wiederecht	Executive Vice President

Andreas T. Hildebrand	Executive Vice President

Patrick J. McNeela	Executive Vice President

Wolfe H. Bragin	Executive Vice President

James Mitchell Jr.	Executive Vice President

Michael M. Pastore	Executive Vice President and Secretary

Diane S. Dix	Executive Vice President and Secretary

David M. Maryles	Executive Vice President and Treasurer

Patricia Lane	Assistant Treasurer

Kishan Pandey	Vice President

Sanjay Patel	Vice President

J. Daniel Townsend	Vice President

Paolo G. M. Simonato	Vice President

Frank Brenninkmeyer	Vice President

Hunter W. Stropp	Vice President

Mark J. Strelecki	Vice President

David B. Stewart	Vice President

Hugh J. Golden	Vice President

Gordon H. McGrath	Vice President

GE Asset Management Incorporated

The business address of each of the persons listed below is 3003 Summer Street, Stamford, Connecticut 06905.

The names and principal occupations of the Directors of GE Asset Management Incorporated (“GEAM”) are as follows:

David J. Beck	Executive Vice President—Fixed Income of GEAM

Eugene K. Bolton	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

David B. Crossen	Vice President—Human Resources of GEAM

John H. Myers	Vice President of General Electric Company, Chairman of the Board and President GEAM and Trustee of GEPT

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

Geoffrey R. Norman	Executive Vice President of GEAM and Trustee of GEPT

Anthony J. Sirabella	Senior Vice President—Chief Information Officer of GEAM

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President—Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of all Directors

U.S.A

The names and principal occupations of the officers of GEAM are as follows:

John H. Myers	President and Chief Executive Officer

David J. Beck	Executive Vice President—Fixed Income

Eugene K. Bolton	Executive Vice President—Domestic Equity Investments

Michael J. Cosgrove	Executive Vice President—Sales and Marketing

Ralph R. Layman	Executive Vice President—International Equity Investments

Alan M. Lewis	Executive Vice President—General Counsel and Secretary

Robert A. MacDougall	Executive Vice President—Fixed Income

Geoffrey R. Norman	Executive Vice President—Marketing

Donald W. Torey	Executive Vice President—Real Estate and Private Equities

John J. Walker	Executive Vice President—Chief Financial Officer

Anthony J. Sirabella	Senior Vice President—Chief Information Officer

David B. Crossen	Vice President—Human Resources

William F. Ruoff, III	Vice President—Quality

Stephen N. DeVos	Senior Vice President—Fixed Income

Kathryn Karlic	Senior Vice President—Fixed Income

Thomas M. Powers	Senior Vice President—Fixed Income

Paul M. Colonna	Senior Vice President—Fixed Income

Michael J. Goosay	Senior Vice President—Fixed Income

William M. Healey	Senior Vice President—Fixed Income

Mark R. Delaney	Senior Vice President—Fixed Income

Michael P. Friguletto	Vice President—Fixed Income

Kathleen S. Brooks	Vice President—Fixed Income

Vita-Marie Pike	Vice President—Fixed Income

Eric H. Gould	Vice President—Fixed Income

Craig M. Enright	Vice President—Fixed Income Trading

Paul Gerard	Vice President—Fixed Income

Brad Postema	Vice President—Fixed Income

Don Duncan	Vice President—Money Market Investment

Michael J. Caufield	Senior Vice President—Municipal Bonds

Craig M. Varrelman	Vice President—Fixed Income Product Manager

Susan M. Courtney	Vice President—Municipal Bonds

Stella V. Lou DeLucia	Vice President—Municipal Bonds

Brian Hopkinson	Senior Vice President—International Equity Portfolios

Daizo Motoyoshi	Senior Vice President—International Equity Portfolios

Jonathan L. Passmore	Senior Vice President—International Equity Portfolios

Michael J. Solecki	Senior Vice President—International Equity Portfolios

Judith A. Studer	Senior Vice President—International Equity Portfolios

T. Brent Jones	Vice President—International Equity Portfolios

Peter Gillespie	Vice President—International Equity Portfolios

Christian Langevin	Vice President—International Equity Portfolios

Paul Nestro	Vice President—International Equity Portfolios

Makoto F. Sumino	Vice President—International Equity Portfolios

Gail Snyder	Senior Vice President—Fixed Income Investment Product Management

Deborah C. Towner	Senior Vice President—Fixed Income Real Estate Finance

Philip A. Riordan	Senior Vice President—Real Estate

Jon M. Lucia	Senior Vice President—Fixed Income Private Placement

Morian C. Mooers	Vice President—Private Investments

Thomas Mockler	Vice President—Private Investments

Robert McCorkle	Vice President—Private Investments

John Endres	Vice President—Private Investments

Stephen De Motto	Vice President—Private Investments

Colin Elder	Vice President—Real Estate

Dan Sheehan	Vice President—Real Estate

Curt Dawson	Vice President—Real Estate

B. Bradford Barrett	Vice President—Real Estate

Robert P. Gigliotti	Vice President—Real Estate

Gerald Karr	Vice President—Real Estate

James M. Mara	Senior Vice President—International Private Equities

Wolfe H. Bragin	Vice President—Private Equities

Andreas T. Hildebrand	Vice President—Private Equities

Patrick J. McNeela	Vice President—Private Equities

James Mitchell, Jr.	Vice President—Private Equities

David W. Wiederecht	Vice President—Private Equities

Christopher D. Brown	Senior Vice President—Equity Portfolios

David B. Carlson	Senior Vice President—Equity Portfolios

Peter J. Hathaway	Senior Vice President—Equity Portfolios

Damian J. Maroun	Senior Vice President—Equity Trading

Paul C. Reinhardt	Senior Vice President—Equity Portfolios

Nancy A. Ward	Senior Vice President—Equity Portfolios

Ralph E. Whitman	Senior Vice President—Equity Portfolios

Christopher W. Smith	Senior Vice President—Equity Investments

Richard L. Sanderson	Senior Vice President—Equity Research

Diane M. Wehner	Senior Vice President—Equity Portfolios

Gerald L. Igou	Vice President—Equity Investments

Mark A. Mitchell	Vice President—Equity Investments

Sandra J. O’Keefe	Vice President—Equity Investments

John H. Schaetzl	Vice President—Equity Investments

Steven M. Fierstein	Vice President—Equity Investments

Thomas R. Lincoln	Vice President—Equity Investments

Anthony J. Mariani	Vice President—Equity Investments

Walter P. Ruane	Vice President—Equity Investments

Ravi K. Pamnani	Vice President—Equity Investments

Mary R. Stone	Vice President—Trade Operations

Ronald Gilbert	Vice President—Risk

Gareth J. Davies	Vice President—Risk Management

Thomas R. Kinsley	Vice President—Finance

Sheri F. West	Vice President—Financial Planning & Analysis

Lowell E. Haims	Vice-President—Controller

John Robbins	Vice President—Compliance

Jane E. Hackney	Vice President—Equity Portfolio Management

Robert M. Jarnutowski	Vice President—Private Placements Relationship Manager

Erica K. Evans	Vice President—Client Portfolio Management

Michael J. Tansley	Vice President—Finance Integration Quality

Patricia Merrill	Vice President—Assoc. Gen. Counsel & Asst. Secretary

Diane S. Dix	Vice President—Assoc. Gen. Counsel Private Equities & Asst. Secretary

Leanne R. Dunn	Vice President—Assoc. Gen. Counsel Real Estate & Asst. Secretary

Jeanne M. La Porta	Vice President—Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore	Vice President—Assoc. Gen. Counsel Private Equities & Real Estate & Asst. Secretary

Scott A. Silberstein	Vice President—Assoc. Gen. Counsel & Asst. Secretary

Matthew J. Simpson	Senior Vice President, Gen. Counsel—Investment Services & Asst. Secretary

Christopher J. Costello	Vice President—Assoc. Gen. Counsel & Asst. Secretary

Margarette Shim	Vice President—Assoc. Gen. Counsel & Asst. Secretary

David M. Maryles	Vice President—Tax Counsel

Citizenship of all Officers

U.S.A

Schedule IV

General Electric Company

The names and principal occupations of the Directors of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.I. Cash, Jr.	Harvard Business School Morgan Hall Soldiers Field Road Boston, MA 02163	Professor of Business Administration—Graduate School of Business Administration, Harvard University

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431.	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

P. Fresco	Fiat SpA via Nizza 250 10126 Torino, Italy	Chairman of the Board, Fiat SpA

A. M. Fudge	555 South Broadway Tarrytown, NY 10591	Executive Vice President, Kraft Foods, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	President General Electric Company

A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	President and Chief Executive Officer, Avon Products, Inc.

K.G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.

R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
S.G. McNealy	Sun Microsystems, Inc. 901 San Antonio Road Palo Alto, CA 94303-4900	Chairman, President and Chief Executive Officer, Sun Microsystems, Inc.

S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, Georgia 30303	Partner, King & Spalding

R.S. Penske	Penske Corporation 13400 Outer Drive, West Detroit, MI 48239-4001	Chairman of the Board and President, Penske Corporation

G. L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company

A.C. Sigler	Champion International Corporation 1 Champion Plaza Stamford, CT 06921	Retired Chairman of the Board and CEO and former Director, Champion International Corporation

D.A. Warner III	J. P. Morgan & Co., Inc. & Morgan Guaranty Trust Co. 60 Wall Street New York, NY 10260	Chairman of the Board, President, and Chief Executive Officer, J.P. Morgan & Co. Incorporated and Morgan Guaranty Trust Company

R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; President and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship of Directors
P. Fresco	Italy
C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.

The names and principal occupations of the officers of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman of the Board and Chief Executive Officer, General Electric Company

P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Comptroller

J.R. Bunt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Treasurer

D.C. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President— GE Aircraft Engines

J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Vice President— GE Appliances

W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President— Human Resources

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

S. C. Donnelly	General Electric Company P. O. Box 8 Schenectady, NY 12301	Senior Vice President—Corporate Research and Development

M. J. Espe	General Electric Company Nela Park Cleveland, OH 44112	Senior Vice President— GE Lighting

Y. Fujimori	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President— General Counsel and Secretary

B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President— General Counsel and Secretary

J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President— GE Medical Systems

Robert A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President— Business Development

J. Krenicki, Jr.	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President— GE Transportation Systems

R.W. Nelson	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President— Corporate Financial Planning and Analysis

G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President— Chief Information Officer

J. G. Rice	General Electric Company 1 River Road Schenectady, NY 12345	Senior Vice President— GE Power Systems

G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer

K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Finance and Chief Financial Officer

L.G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President— GE Industrial Systems

W. A. Woodburn	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President— GE Specialty Chemicals

R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; President and Chief Executive Officer, National Broadcasting

Citizenship of All Executive Officers

Yoshiaki Fujimori	Japan

.
All Others	U.S.A.

Schedule V

Orbital Holdings, Ltd.

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Barbara J. Gould	GE Capital Equity Investments, Inc. 260 Long Ridge Road Stamford, CT 06927	Managing Director, GE Capital Equity Investments, Inc.

Ian Sharpe	GE Capital Equity Investments, Inc. 260 Long Ridge Road Stamford, CT 06927	Tax Director, GE Capital Equity Investments, Inc.

Ade Omisore	GE Capital Equity Investments, Inc. 260 Long Ridge Road Stamford, CT 06927	Vice president, GE Capital Equity Investments, Inc.

Citizenship of all Directors
U.S.A.

Schedule VI

GE Capital Equity Investments, Ltd.

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Stephen S. Charles	GE Capital Equity Investments, Inc. 260 Long Ridge Road Stamford, CT 06927	Managing Director, GE Capital Equity Investments, Inc.

Daniel Janki	GE Capital Equity Investments, Inc. 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Chief Financial Officer, GE Capital Equity Investments, Inc.

Jonathan K. Sprole	GE Capital Equity Investments, Inc. 260 Long Ridge Road Stamford, CT 06927	Managing Director, General Counsel, GE Capital Equity Investments, Inc.

Gordon Chan	GE Capital International Finance (Bermuda) Ltd., Falconer House, 108 Pitts Bay Road PO Box HM 403 Hamilton, HM BX, Bermuda	Manager of Accounting and Finance, GE Capital International Finance (Bermuda) Ltd.

Citizenship of all Directors
U.S.A.

Schedule VII

General Electric Capital Corporation

Directors	Principal Occupation

Nancy E. Barton Director	Senior Vice President, General Counsel and Secretary GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Ferdinando Beccalli Director	Executive Vice President GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

James R. Bunt Director	Vice President and Treasurer GE Company 3135 Eastern Turnpike Fairfield, CT 06431

David L. Calhoun Director	Chief Executive Officer GE Aircraft Engines 1 Neumann Way Cincinnati, OH 45215

Dennis D. Dammerman Director	Vice Chairman and Executive Officer GE Company 3135 Easton Turnpike Fairfield, CT 06431

Scott C. Donnelly Director	Senior Vice President General Electric CR&D One Research Circle Niskayuna, Ny

Michael D. Fraizer Director	President & CEO GE Financial Assurance 6604 W. Broad Street Richmond, VA 23230

Benjamin W. Heineman Director	Senior Vice President, General Counsel and Secretary GE Company 3135 Easton Turnpike Fairfield, CT 06431

Jeffrey R. Immelt	Chairman and Chief Executive Officer

Director	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431

John H. Myers Director	Chairman and President GE Investment Corporation 3003 Summer Street, 7th Fl. Stamford, CT 06905

Denis J. Nayden Director	Chairman and CEO GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Michael A. Neal Director	President and COO GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

James A. Parke Director	Vice Chairman & Chief Financial Officer GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Ronald R. Pressman Director	Chairman, President & CEO Employers Reinsurance Corporation 5200 Metcalf Overland Park, KS 66204

Gary M. Reiner Director	Sr. Vice President & Chief Information Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06431

John M. Samuels Director	Vice President and Senior Counsel, Corporate Taxes General Electric Company 3135 Easton Turnpike Fairfield, CT 06431

Keith S. Sherin Director	Senior Vice President, Finance & Chief Financial Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06431

Edward D. Stewart Director	Executive Vice President GE Capital Corporation 1600 Summer Street Stamford, CT 06927

Robert C. Wright Director	President and Chief Executive Officer NBC 30 Rockefeller Plaza, 52nd Floor New York, NY 10112

Executive Officers	Principal Occupation

Denis J. Nayden Chairman and Chief Executive Officer	Chairman and CEO GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Michael A. Neal President and Chief Operating Officer	President and COO GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

James A. Parke Vice Chairman and Chief Financial	Vice Chairman & Chief Financial Officer GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Ferdinando Beccalli Executive Vice President	Executive Vice President General Electric Capital 260 Long Ridge Road Stamford, CT 06927

Edward D. Stewart Executive Vice President	Executive Vice President GE Capital Corporation 1600 Summer Street Stamford, CT 06927

Nancy E. Barton Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

James A. Colica Senior Vice President	Senior Vice President, Global Risk Management GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Richard D’Avino Senior Vice President, Taxes	Senior Vice President, Taxes GE Capital Corporation 777 Long Ridge Road Stamford, CT 06927

Robert L. Lewis Senior Vice President	Senior Vice President, Structured Finance Group GE Capital Corporation 120 Long Ridge Road

Stamford, CT 06927

David R. Nissen Senior Vice President	Senior Vice President, Global Consumer Finance GE Capital Corporation 1600 Summer Street Stamford, CT 06927

Marc J. Saperstein Senior Vice President	Senior Vice President, Human Resources General Electric Capital 260 Long Ridge Road Stamford, CT 06927

Jeffrey S. Werner Senior Vice President	Sr. Vice President, Corp. Treasury & Global Funding Op. GE Capital Corporation 201 High Ridge Road Stamford, CT 06927

Joan C. Amble Vice President and Controller	Vice President and Controller GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Schedule VIII

General Electric Capital Services, Inc.

Directors	Principal Occupation

Nancy E. Barton Director	Senior Vice President, General Counsel and Secretary GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Ferdinando Beccalli Director	Executive Vice President GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

James R. Bunt Director	Vice President and Treasurer GE Company 3135 Easton Turnpike Fairfield, CT 06431

David L. Calhoun Director	Chief Executive Officer GE Aircraft Engines 1 Neumann Way Cincinnati, OH 45215

Dennis D. Dammerman Director	Vice Chairman and Executive Officer GE Company 3135 Easton Turnpike Fairfield, CT 06431

Scott C. Donnelly Director	Senior Vice President General Electric CR&D One Research Circle Niskayuna, NY

Michael D. Fraizer Director	President & CEO GE Financial Assurance 6604 W. Broad Street Richmond, VA 23230

Benjamin W. Heineman, Director	Senior Vice President, General Counsel and Secretary GE Company 3135 Easton Turnpike Fairfield, CT 06431

Directors	Principal Occupation

Jeffrey R. Immelt Director	Chairman and Chief Executive Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06431

John H. Myers Director	Chairman and President GE Investment Corporation 3003 Summer Street, 7th Fl. Stamford, CT 06905

Denis J. Nayden Director	Chairman and CEO GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Michael A. Neal Director	President and COO GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

James A. Parke Director	Vice Chairman & Chief Financial Officer GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Ronald R. Pressman Director	Chairman, President & CEO Employers Reinsurance Corporation 5200 Metcalf Overland Park, KS 66204

Gary M. Reiner Director	Sr. Vice President & Chief Information Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06431

John M. Samuels Director	Vice President and Senior Counsel, Corporate Taxes General Electric Company 3135 Easton Turnpike Fairfield, CT 06431

Keith S. Sherin Director	Senior Vice President, Finance & Chief Financial Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06431

Directors	Principal Occupation

Edward D. Stewart Director	Executive Vice President GE Capital Corporation 1600 Summer Street Stamford, CT 06927

Robert C. Wright Director	President and Chief Executive Officer NBC 30 Rockefeller Plaza, 52nd Floor New York, NY 10112

Executive Officers	Principal Occupation

Dennis D. Dammerman Chairman of the Board	Vice Chairman and Executive Officer GE Company 3135 Easton Turnpike Fairfield, CT 06431

Denis J. Nayden President	Chairman and CEO GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

James A. Parke Executive Vice President and Chief Financial Officer	Vice Chairman & Chief Financial Officer GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Ferdinando Beccalli Executive Vice President	Executive Vice President General Electric Capital 260 Long Ridge Road Stamford, CT 06927

Michael D. Fraizer Executive Vice President	President & CEO GE Financial Assurance 6604 W. Broad Street Richmond, VA 23230

Michael A. Neal Executive Vice President	President and COO GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Ronald R. Pressman Executive Vice President	Chairman, President & CEO Employers Reinsurance Corporation 5200 Metcalf Overland Park, KS 66204

Edward D. Stewart Executive Vice President	Executive Vice President GE Capital Corporation 1600 Summer Street Stamford, CT 06927

Nancy E. Barton Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

James A. Colica Senior Vice President	Senior Vice President, Global Risk Management GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Richard D’Avino Senior Vice President, Taxes	Senior Vice President, Taxes GE Capital Corporation 777 Long Ridge Road Stamford, CT 06927

Marc J. Saperstein Senior Vice President	Senior Vice President, Human Resources General Electric Capital 260 Long Ridge Road Stamford, CT 06927

Jeffrey S. Werner Senior Vice President	Sr. Vice President, Corp. Treasury & Senior Global Funding Op. GE Capital Corporation 201 High Ridge Road Stamford, CT 06927

Joan C. Amble Vice President and Controller	Vice President and Controller GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Barbara E. Daniele Vice President and Senior Litigation Counsel	Vice President and Senior Litigation Counsel GE Capital Corporation 260 Long Ridge Road Stamford, CT 06927

Steven F. Kluger Vice President	Vice President, Capital Markets Services GE Capital Corporation 3001 Summer Street Stamford, CT 06927